

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 10, 2007

Mr. Stanton E. Ross
Chief Executive Officer
Infinity Energy Resources, Inc
633 Seventeenth Street, Suite 1800
Denver Colorado, 80202

> **Re:** **Infinity Energy Resources, Inc**
> **Form 10-K for the Year Ended December 31, 2006**
> **Filed on March 14, 2007**
> **File No. 000-17204**

Dear Mr. Ross:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Oil and Natural Gas Reserves, page 8

1.   We note that you include within your filing a measure for PV(10) which is a non-GAAP measure. As such, please expand your disclosure to include all disclosure required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which appears to be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Critical Policies, page 37

Oil and Gas Properties, Depreciation and Full Cost Ceiling Test, page 37

2.   We note that you capitalize all productive and nonproductive costs incurred in
        connection with the exploration for and development of oil and gas reserves.
        Please expand your accounting policy to explain how you account for seismic
        costs.

Note 1 Organization and Summary of Significant Accounting Policies, page F-7

3.   Please disclose the amount of amortization expense per equivalent physical unit
        of production. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.

Note 14 Supplemental Oil and Gas Information, page F-22

Costs Incurred in Oil and Gas Activities, page F-23

4.   Please revise your presentation so that amounts incurred related to asset
        retirement obligations are included in the balance of the line items required to be
        disclosed (i.e development costs), as we believe there is no provision for these
        separate line items in paragraph 21 and Illustration 2 of SFAS 69. Please also
        refer to the sample letter sent to oil and gas producer which can be located at
        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Engineering Comments

Estimated Proved Oil and Gas Reserves, page F-23

5.   Paragraph 11 of FAS 69 requires the explanation of "significant changes" to your
        disclosed proved reserves. Please revise your disclosure explain the
        circumstances that led to the changes due to additions of proved reserves in the
        last three years and revisions of proved reserves in 2005 and 2006. You may
        contact us to discuss this matter.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief